Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED JAPANESE PATENT FOR EFTILAGIMOD ALPHA

IN CHEMO-IMMUNOTHERAPY COMBINATION

SYDNEY, AUSTRALIA – 7 May 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number 6691054) entitled “Combined Preparations for the Treatment of Cancer” by the Japanese Patent Office.

This Japanese patent follows the grant of the corresponding European and Australian patents (announced 23 May 2019 and 21 June 2019, respectively) and protects Immutep’s intellectual property relating to combined therapeutic preparations comprising its lead active immunotherapy candidate eftilagimod alpha (“efti” or “IMP321”) and a chemotherapy agent. The chemotherapy agent is oxaliplatin, carboplatin, or topotecan.

The new patent highlights the broad potential of efti as an immunostimulant and provides patent protection in Japan for a range of novel and highly relevant chemo-immunotherapies featuring efti that may be pursued in the future.

The patent expiry date is 19 December 2034.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.